SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH July 06, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
(55 61) 3415-1140
ri@brasiltelecom.com.br

Media Relations
(55 61) 3415-1378
cesarb@brasiltelecom.com.br

Free Translation

     BRASIL TELECOM PARTICIPAÇÕES S.A.
CORPORATE TAXPAYER REGISTRATION 02.570.688/0001 -70
BOARD OF TRADE 53.3.0000581 -8
PUBLICLY HELD COMPANY

NOTICE TO SHAREHOLDERS

BRASIL TELECOM PARTICIPAÇÕES S.A. (“Company”), in compliance with article 12 of CVM (Brazilian Securities and Exchange Commission), Instruction 358, dated 01/03/2002, made an announcement to the Market yesterday informing that the shareholder Credit Suisse First Boston International, with headquarters on One Cabot Square, E144QJ, London, United Kingdom, corporate taxpayer registration number 05.508.895/0001 -93, represented in Brazil by Credit Suisse (Brasil) Distribuidora de Títulos e Valores Mobiliários S.A. (“Credit Suisse DTVM”), in the quality of an investment management institution, had reached on 06.04.2007 a shareholders participation superior to 5% in the Company’s voting shares (ON). However, the Company received new communication today from the same shareholder informing that the correct participation is inferior to the limit of 5% established in CVM Instruction 358/02, as follows:

“Dear Sirs,

     With reference to our letter dated 06.21.2007, due to a failure in our systems, share grouping approved by the Company’s General Shareholders’ Assembly was not considered as part of the shareholder participation sum.

     Therefore, the information contained in the above-mentioned letter, regarding shareholder participation, is incorrect, once the participation is in fact inferior to the limit of 5% established in article 12 of CVM Instruction 358/02.

     We apologize and will be glad to clarify any remaining doubts and questions.

     Finally, we ask you to please transmit this information to the Brazilian Securities and Exchange Commission – CVM and to the São Paulo Stock Exchange, so as to clarify this mistake.

Sincerely,
Credit Suisse Brasil (DTVM) S.A.”

Brasília, Brazil, July 6th, 2007.

Paulo Narcélio Simões Amaral
Investor Relations Officer

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 06, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões Amaral
Name: Paulo Narcélio Simões Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.